        Management's Discussion And Analysis Of Financial
               Condition And Results Of Operations

                        December 31, 1995



Introduction

The following financial review presents management's discussion and analysis of significant changes in the consolidated financial position and results of operations of Southwest Georgia Financial Corporation ("Corporation" or the "Company"). This commentary should be read in conjunction with information provided in the Consolidated Financial Statements and accompanying footnotes.


Earnings Overview

The Company's net income for 1995 increased 10.5 percent to $2.9 million from the $2.7 million earned in 1994. Between 1994 and 1993, net income increased 5.1 percent. In 1995, the Company's earnings per share increased to $2.32 compared to $2.11 in both 1994 and 1993.

The Company continues to show strong key performance measurements in both return on average assets and return on average stockholders' equity. In 1995, the Company's return on average assets, which reflects utilization of assets, was 1.46 percent
compared to 1.42 percent in 1994.   Return on average
stockholders' equity, which measures return on stockholders' investment, was 15.40 percent in 1995 compared to 15.76 percent in 1994.

The $280 thousand increase in net earnings for 1995 was primarily attributable to higher net interest income, income received from other real estate owned, and decreases in both Federal Deposit Insurance Corporation assessments and bank examination fees. Also, the operation of the Baker County branch, acquired in December 1994, contributed significantly to the Company's growth in net earnings.


RESULTS OF OPERATIONS

Net Interest Income

The primary source of revenue for the Company is net interest income, which is the difference between total interest income on earning assets and interest expense on interest-bearing sources of funds. This level of net interest income continues to impact the Company's earnings performance in a positive way. Net interest income for 1995 increased $545 thousand, or 6 percent, compared to 1994. The amount of net interest income is determined primarily by the volume of earning assets and the various rate spreads between these assets and their funding sources.

The key performance measure for net interest income is the net interest margin, defined as taxable equivalent net interest income divided by average earning assets. The Company's net interest margin remained relatively stable at 5.13 percent for 1995 compared to 5.14 percent for 1994.

After a year of rising rates in 1994, the interest rates peaked in February 1995 and remained at this level to mid-year. At that time, rates began a slight decline which continued throughout the remainder of the year. The prime interest rate changed three times during 1995. The Company's base rate reached a high of 11 percent during the first part of 1995 and then declined to 10.50 percent by December 31, 1995. This favorable level of loan rates provided the Company with additional interest income from prime related loans during 1995.

A key factor influencing the Company's interest rate margins has been the Company's mix of earning assets and interest-bearing liabilities. Interest income from earning assets increased nearly $2 million in 1995 compared to 1994, while interest expenses increased $1.4 million for the same period. This $545 thousand increase in net interest income resulted primarily from the growth in earning assets purchased from the Baker County Bank in December 1994. The majority of the $15 million in deposits assumed in the acquisition was invested in investment securities, with the remaining funds being used to support $5 million in
loans.   Another factor which had a positive effect on the
Company's net interest income for 1995 was the increase in interest income which resulted from rises in prime-related loan rates during the first half of the year.

Non-Interest Income

Non-interest income totaled $1.6 million for 1995, representing an increase of approximately $500 thousand, or 46 percent, from 1994. This increase in non-interest income was primarily attributable to a $251 thousand decline in losses on the sale of securities and a $115 thousand increase in net income received from the operation of and sales of other real estate owned. Also, growth occurred in all of the traditional, bank-related fee categories. The largest components of non-interest income are service charges and fees on deposit accounts, and these increased
6.5 percent in 1995 when compared to 1994. In addition, income from insurance commissions rose over 40 percent in 1995. During December 1995, the Company moved nearly a third of its investment securities to the available-for-sale category and sold them in order to reposition these funds in higher-yielding investment securities. Overall, the Company incurred a $133 thousand loss on the sale of securities compared to the $384 thousand loss sustained in 1994. During 1994, the Company sold some investment securities that were purchased through acquisition and which did not meet the required specifications for the investment portfolio.

Non-Interest Expense

Non-interest expense totaled $6.3 million for 1995, an increase of 9.9 percent compared to 1994. A large part of this increase resulted from the operation of the Baker County branch which was acquired in December 1994. Representing over one-half of the total non-interest expense, salaries and employee benefits increased nearly 8.5 percent from 1994. This increase reflected primarily staff, merit, and promotional increases. The majority of this increase in salary and employee benefits was due to the operation of the Baker County branch. The level of full-time equivalent employees increased by 5 to a total of 97, comparing December 31, 1995, to the prior year-end.

Net occupancy expenses increased $68 thousand or nearly 12 percent in 1995 compared to 1994. This significant increase from the previous year resulted primarily from the higher depreciation, utility, and maintenance expenses associated with the operation of the newly acquired branch.

The other operating expense components of non-interest expense increased $231 thousand or nearly 11.5 percent in 1995 compared to 1994. The primary causes for this increase were the expenses of operating another branch office, additional charitable contributions, and increases in legal and professional fees.

The Company continues to emphasize the importance of strong budgetary controls and is committed to maintaining a level of non-interest expenses that keeps it in line with business volume levels. Also, management will continue to monitor expenses closely with emphasis on seeking out more efficient and cost effective ways to operate.


FINANCIAL CONDITION

Earning Assets

The Company, primarily through its banking subsidiary Southwest Georgia Bank, acts as a financial intermediary. As such, its financial condition should be considered in terms of how the Company manages its sources and uses of funds. During 1995, total average assets of $202 million increased $14.3 million, or
7.6 percent, compared to 1994.

The Company's earning assets, which include loans, investment securities, Federal Home Loan Bank deposits, and federal funds sold, averaged $186 million in 1995. This year's average earning assets represented a 6.1 percent increase from $175 million in 1994. The earning asset mix remained relatively stable during the year. For 1995, average earning assets were comprised of 61 percent in loans, 35 percent in investment securities, and 4 percent in federal funds sold and Federal Home Loan Bank deposits. The ratio of earning assets to total assets decreased during 1995 to 92.1 percent compared to 93.5 percent in 1994. Some factors which influenced this drop in 1995 were increases in bank premises and equipment and growth in other real estate owned.

Loans

Loans are one of the Company's largest earning assets and users of funds, and because of their importance, most of the other assets and liabilities are managed to accommodate the needs of the loan portfolio. During 1995, average net loans represented 61 percent of average earning assets and 56 percent of average total assets. Average total loans increased $3.0 million, or nearly 2.7 percent, in 1995. Loan demand from the local service area has been relatively flat for the past several years. After the execution of a purchase option with Baker County Bank to acquire certain assets in December 1994, the Company increased its loan portfolio by approximately $5 million. The loan category of commercial, financial, and agricultural loans increased 19.4 percent from its December 31, 1994, level. Also, real estate loans decreased 5.4 percent, while consumer loans increased 3 percent from the level of the previous year.

As a result of the lack of loan growth, the ratio of total loans to total deposits at year-end decreased to 67.1 percent in 1995 from 69.5 percent in 1994. The mix of the loan portfolio for the 1995 year-end consisted of 34.7 percent of loans secured by 1-4 family residences, 2.9 percent of loans secured by multifamily residences, 4.9 percent of loans secured by farmland, and 32.3 percent of loans secured by nonfarm and nonresidential properties. Also, included in the mix of the loan portfolio were
15.2 percent of loans for other commercial, industrial and agricultural purposes, and 10 percent of loans to individuals for household, family and other personal expenditures.

Allowance and Provision for Possible Loan Losses

The allowance for possible loan losses was $2.1 million, or 1.84 percent of total loans outstanding, at December 31, 1995. This level represented a $111 thousand increase from the corresponding 1994 year-end amount, which was 1.71 percent of total loans outstanding. The provision for loan losses was $260 thousand in 1995, exceeding the prior year's provision by $140 thousand.
This provision reflected management's assessment of the adequacy of the allowance for loan losses to absorb write-offs in the loan portfolio. The Company's level of allowance for possible loan losses was considered adequate based on regular review and evaluation of all significant loans, with particular emphasis on non-accruing, past due, and other loans that management had identified as potential problems.

The Company adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan", as of January 1, 1995. This new accounting standard requires that a loan which meets the definition of impairment be measured at the present value of expected future cash flows using the loan's effective interest rate, or as a practical expedient, either at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement.

The Company's management has not changed the lending practices and philosophy which have provided them with an exceptionally low charge-off record over the past several years. Also, management has an extensive loan review program in place which provides for the regular examination and evaluation of the risk elements within the loan portfolio. The adequacy of the allowance for loan losses is regularly evaluated based on the review of all significant loans, with particular emphasis on non-accruing, past due, and other loans that management has identified as potential problems.

Non-Performing Assets

Non-performing assets are defined as being all non-accrual and renegotiated loans and other real estate acquired by foreclosure and held for sale. The level of non-performing assets decreased $2.7 million comparing year-end 1995 to year-end 1994.
Primarily, this decrease resulted from the sale of other real estate owned. Non-performing assets were approximately $2.8 million, or 2.4 percent of total loans and other real estate, as of December 31, 1995, compared to $5.5 million, or 4.6 percent of total loans and other real estate, at year-end 1994.

Investment Securities and Federal Funds Sold

The Company's investment securities consist primarily of U.S. Government and U.S. Government agency securities. The investment portfolio serves several important functions for the Company, and investment decisions are designed to complement loan demand and satisfy pledging requirements in the most profitable way possible. The investment portfolio is a source of liquidity when loan demand exceeds funding availability. It is a vehicle for adjusting balance sheet sensitivity to cushion against adverse rate movements and is a means of improving profitability.

In November 1995, the Financial Accounting Standards Board ("FASB") released a special report entitled "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities--Questions and Answers." This FASB guide provided financial institutions with a one-time, no-questions-asked opportunity to reclassify securities among the Trading, Available-for-Sale, and Held-to-Maturity accounts without calling into question the integrity of the classifications. The Company reclassified $21 million of investment securities from the Held-to-Maturity account to the
Available-for-Sale account.   Also, the Company took the
opportunity to sell these Available-for-Sale account securities in order to reposition the investment portfolio at a higher yield. The Company's investment portfolio provides adequate liquidity by maintaining a staggered maturing portfolio for one to five years.

The investment portfolio increased from $63.6 million to $71.3 million in comparing year-end 1995 to 1994, an increase of $7.7 million, or nearly 12 percent. The average investment portfolio increased from $58.1 million to $65.7 million. During 1994, the

Company sold approximately $7 million in investment securities that were purchased through acquisition and which did not meet the required specifications for the investment portfolio.

Average investment securities accounted for 35 percent of the average earning assets and 33 percent of the average total assets. At December 31, 1995, the investment securities had a market value of $73.0 million and a carrying value of $71.3 million. The Company will continue to actively manage the size, components, and maturity structure of the investment securities portfolio. Future investment strategies will continue to be based on profit objectives, economic conditions, and efforts to maximize the balance sheet capacity.

Average federal funds sold and Federal Home Loan Bank deposits represented approximately 3.6 percent of the average earning assets for 1995 compared to 3.8 percent in 1994. These short-term money market investments were used by the Company as liquid investment vehicles for short-term funds.

Deposits and Other Interest-Bearing Liabilities

The Company's deposits increased $3.6 million or 2.1 percent from year-end 1994 to 1995. The majority of this increase occurred in certificates of deposit and NOW account deposits.

The Company's 1995 level of average deposits grew slightly from the previous year. Average deposits, the primary source of the Company's funds, increased $14.6 million during 1995 compared to 1994. The Company's deposit base mix and sources of deposit growth have been significantly influenced by deregulation of interest rates and increased competition in the financial services industry. The Company's average core deposits remained relatively stable at approximately 84 percent of average total deposits when compared to the previous year. Core deposits are defined as total deposits less public funds and time deposits of
$100 thousand or more.   This strong base of core deposits, which
has a lower cost than purchased funds, provides funds for lending and investment activities. The average total deposits of $169.2 million increased nearly 9.5 percent from the 1994 level, while average money market deposit accounts increased by only $.7 million during 1995. Average savings, time deposits, and other interest-bearing deposits increased $12 million, while average demand deposits grew $2.3 million during 1995 compared to 1994. During 1995, the Company's deposit mix continued to change by shifting out of savings into time deposits and NOW account deposits. This deposit mix change was primarily influenced by the higher rates being paid on certificates of deposit as compared to other interest-bearing deposits. At December 31, 1995, the Company had a total of $17.7 million in certificates of deposit with a value of $100 thousand or more each. This was a
16.2 percent increase from the $15.2 million total in 1994.

The Company maintains a large base of customer funds as securities sold under agreements to repurchase, although the 1995 average of $2.2 million of such funds, represented a decrease of

$1.8 million when compared to 1994. Also, the Company continues to borrow $1.5 million from the Federal Home Loan Bank to support its community investment program lending.

Long-term debt remained stable at $8 million comparing December
31, 1995 to year-end 1994.  This source of funds from the Federal
Home Loan Bank provides funding for the Company to support its residential mortgage lending.

Interest Rate Sensitivity

Net interest income, the Company's primary source of earnings, can fluctuate with significant interest rate movements. To lessen the impact of these movements, interest rate sensitivity management seeks to maximize net interest income while remaining within prudent ranges of risk. The Company attempts to accomplish this objective by structuring the balance sheet so that the differences in repricing opportunities between assets and liabilities are minimized. Interest rate sensitivity refers to the responsiveness of earning assets and interest-bearing liabilities to changes in market interest rates. The Company's interest rate risk management is carried out by the Asset/Liability Management Committee which operates under policies and guidelines established by management. The Company maintains an investment portfolio which staggers maturities and provides some flexibility over time in managing exposure to changes in interest rates. These imbalances in the repricing opportunities at any point in time constitute a financial institution's interest rate sensitivity.

The Company uses a number of tools to measure interest rate risk. One of the indicators for the Company's interest rate sensitivity position is the measurement of the difference between its rate-sensitive assets and rate-sensitive liabilities, which is referred to as the "gap." The table below presents the Company's
interest rate sensitivity gap at December 31, 1995.   The
information in the table is presented at a static point in time. The analysis displays the earliest possible repricing opportunity for each asset and liability category based upon contractual maturities and repricing. At year-end 1995, the Company's six months cumulative rate-sensitive assets represented 89.7 percent of the cumulative rate-sensitive liabilities. At this level, the cumulative gap was $6.5 million in 1995 compared to $.2 million in 1994. This increase illustrates the Company's ability to manage its exposure to interest rate risk. In a declining rate environment, the Company has become more liability-sensitive at six months. This position will be made more profitable to the Company by repricing more liabilities than assets at lower rates. During the previous two years, the Company's exposure to interest rate risk declined as a result of the Company acquiring long-term funds from the Federal Home Loan Bank for a fixed rate of interest to support real estate mortgage lending. However, since all interest rates and yields do not adjust at the same velocity, the interest rate sensitivity gap is only a general indicator of the potential effects of interest rate changes on net interest income. The Company's asset and liability mix is monitored to ensure that the effects of interest rate movements in either direction are not significant over time.

Interest Rate Sensitivity Analysis

                                                       December 31, 1995
                            Due In       Due In       Due In       Due In        Due
                             0-30        31-90        91-180      181-365        Over
                             Days         Days         Days         Days       One Year        Total
                                      (Thousands Of Dollars)
Earning assets:
  Loans                   $ 35,995     $  2,569     $  7,428     $ 15,702     $  52,758     $ 114,452
  Investment
    securities               2,002        2,211        2,015        5,972        59,128        71,328
  Federal funds sold
    and Federal
    Home Loan Bank           4,502           -            -            -             -          4,502

     Total earning
       assets               42,499        4,780        9,443       21,674       111,886       190,282

Supporting sources
  of funds:
  Savings and time
    deposits                19,117       12,710       17,741       19,927        72,112       141,607
  Money market
    accounts                10,693           -            -            -             -         10,693
  Short-term
    borrowings                 670          150        2,160          330            -          3,310
  Long-term debt                -            -            -            -          8,000         8,000

     Total interest-
       bearing
       liabilities          30,480       12,860       19,901       20,257        80,112       163,610

Non-rate related
  sources                       -            -            -            -         26,672        26,672

     Total supporting
       sources of
       funds                30,480       12,860       19,901       20,257       106,784     $ 190,282

Interest rate
  sensitivity
  gap                     $ 12,019     $( 8,080)    $(10,458)    $  1,417     $   5,102

Cumulative interest
  rate sensitivity
  gap                     $ 12,019     $  3,939     $( 6,519)    $( 5,102)    $      -

Cumulative
  sensitivity
  ratio                    139.43%      109.09%       89.69%       93.89%       100.00%

Interest Rate Sensitivity Analysis

                                               December 31, 1994
                            Due In       Due In       Due In       Due In        Due
                             0-30        31-90        91-180      181-365        Over
                             Days         Days         Days         Days       One Year
                                            (Thousands Of Dollars)
Interest rate
  sensitivity gap         $ 13,516     $( 8,324)    $( 5,404)    $(   875)    $   1,087

Cumulative interest
  rate sensitivity gap    $ 13,516     $  5,192     $(   212)    $( 1,087)    $      -

Cumulative sensitivity
  ratio                    152.14%      113.25%       99.63%       98.59%       100.00%

Liquidity

Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw their funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs.
In the ordinary course of business, the Company's cash flows are generated from interest and fee income, as well as from loan repayments and the maturity or sale of other earning assets. In addition, liquidity is continuously provided through the acquisition of new deposits and borrowings or the rollover of maturing deposits and borrowings. Many factors affect the ability to accomplish these liquidity objectives successfully including the economic environment, the Company's asset/liability mix, and the Company's overall reputation and credit standing in the marketplace.

The Consolidated Statement of Cash Flow details the Company's cash flow from operating, investing, and financing activities. During 1995, operating activities generated cash flow of $2.4 million, while financing activities provided $1.5 million. Investing activities consumed $4.9 million of this, resulting in a net decrease in cash and cash equivalents of $1.0 million. Generally, growth in loans has been funded by an increase in deposits. Excess cash from acquired deposits that were not used to meet loan demand was invested in securities. Cash produced from operations continues to provide cash primarily for the payment of dividends and repayment of long-term debt. During 1995, the $8 million in long-term borrowings from the Federal Home Loan Bank provided a source of funding for real estate mortgage lending.

Liability liquidity represents the Company's ability to renew or replace its short-term borrowings and deposits as they mature or are withdrawn. The Company's deposit mix includes a significant amount of core deposits which are defined as total deposits less public funds and time deposits of $100 thousand or more. These funds are stable in that they are generally accounts of individual customers who are concerned not only with rates paid, but with the value of services received, such as efficient operations performed by helpful personnel. Total core deposits represented 83.6 percent of total deposits at December 31, 1995, compared to 86.2 percent in 1994.

Asset liquidity is provided through ordinary business activity such as cash which is received from interest and fee payments as well as from maturing loans and investments. Additional sources include marketable securities and short-term investments which can be easily converted to cash without significant loss. The Company's investment securities maturing within one year or less amounted to $11 million at December 31, 1995, which represented
15.4 percent of the investment securities portfolio.

The Company's management is not aware of any known trends, events, or uncertainties that will have or that are reasonably likely to have a material effect on the Company's liquidity or operations. Management is not aware of any current recommendations by regulatory authorities which, if they were to be implemented, would have such an effect.

Capital Resources and Dividends

Capital adequacy, a measure of the amount of capital needed to sustain asset growth, continues to be a point of concentrated interest for the entire banking industry. The Company continues to maintain a healthy level of capital adequacy as measured by its average equity to average assets ratio of 9.5 percent in 1995 and 9.0 percent in 1994.

The Federal Reserve Board has issued guidelines regarding risk-based capital requirements for U.S. banks and bank holding companies. Overall, these guidelines redefine the components of capital, require higher levels of capital for higher risk assets and lower levels of capital for lower risk assets, and include certain off-balance-sheet items in the calculation of capital requirements. The risk-based capital regulations require banks to maintain an 8 percent ratio, of which 4 percent must consist primarily of tangible common shareholders' equity (tier one capital). At year-end 1995, the Company was well in excess of the minimum requirements under the guidelines with a total risk-based capital ratio of 18.19 percent, a tier one risk-based capital ratio of 16.93 percent, and a leverage ratio of 9.41 percent.

The Company has a policy objective of paying out a portion of earnings in dividends to its shareholders. The Company's dividend payout was $790.1 thousand in 1995 and $710.2 thousand in 1994.

The Company's management is not aware of any current recommendation by the regulatory authorities which if they were to be implemented would have a material effect on the Company's capital resources.

The following table presents the risk-based capital and leverage ratios for year-end 1995 and 1994 in comparison to the minimum regulatory guidelines:

                                                          Minimum
     Risk-Based         December 31,    December 31,     Regulatory
   Capital Ratios           1995            1994         Guidelines
Tier One Risk-Based         16.93%         15.30%          4.00%
Total Risk-Based            18.19%         16.56%          8.00%
Leverage                     9.41%          8.36%          3.00%

              SOUTHWEST GEORGIA FINANCIAL CORPORATION

                         MOULTRIE, GEORGIA

                             __________







                 CONSOLIDATED FINANCIAL STATEMENTS

           for the years ended December 31, 1995 and 1994

                          C O N T E N T S
                             __________


                                                            Pages

  Independent Auditor's Report                                1


  Consolidated Financial Statements:

    Balance Sheets                                            2

    Statements of Income                                      3

    Statements of Changes in Stockholders' Equity             4

    Statements of Cash Flows                                  5

    Notes to Financial Statements                           6-23

                    INDEPENDENT AUDITOR'S REPORT

  The Directors and Stockholders of Southwest
    Georgia Financial Corporation

  We have audited the consolidated balance sheets of Southwest Georgia Financial Corporation and Subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Southwest Georgia Financial Corporation and Subsidiary at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1995, in conformity with generally accepted accounting principles.



  Albany, Georgia
  February 1, 1996

                   SOUTHWEST GEORGIA FINANCIAL CORPORATION

                         CONSOLIDATED BALANCE SHEETS
                          December 31, 1995 and 1994
                                  __________
                                    ASSETS                1995             1994
  Cash and due from banks                           $   7,645,411    $   8,683,397
  Interest-bearing deposits with banks                  4,416,595        3,193,994
  Federal funds sold                                       85,000        2,695,000
  Securities to be held to maturity                    71,327,387       63,592,559
  Loans, less allowance for loan losses and
    unearned income of $2,139,532 and $177,172
    in 1995; $2,028,323 and $236,236 in 1994          114,453,181     116,267,132
  Premises and equipment, net                           3,271,607        2,566,559
  Other assets                                          6,164,757        5,447,992

         Total assets                               $ 207,363,938    $ 202,446,633

                     LIABILITIES AND STOCKHOLDERS' EQUITY
  Liabilities:Deposits:
      Non-interest bearing                          $  21,509,590    $  21,188,512
      Interest bearing:
        NOW accounts                                   37,271,361       35,505,628
        Money market                                   10,637,877        9,184,800
        Savings                                        14,568,071       18,917,735
        Certificates of deposit over $100,000          17,692,184       15,228,152
        Other time accounts                            72,130,873       70,190,604

         Total interest bearing                       152,300,366      149,026,919

         Total deposits                               173,809,956      170,215,431

      Federal funds purchased and securities
        sold under repurchase agreements                1,810,000        3,238,000
      Other borrowed funds                              1,500,000        1,500,000
      Long-term debt                                    8,000,000        8,000,000
      Other liabilities                                 2,239,058        1,786,178

         Total liabilities                            187,359,014      184,739,609

  Stockholders' equity:
    Common stock - par value $1; authorized
      5,000,000 shares; issued 1,500,000 shares         1,500,000        1,500,000
    Capital surplus                                     1,961,067        1,913,216
    Retained earnings                                  18,992,226       16,833,400
    Treasury stock 222,579 shares for
      1995 and 230,872 for 1994, at cost             (  2,448,369)    (  2,539,592)

         Total stockholders' equity                    20,004,924       17,707,024

         Total liabilities and stockholders' equity $ 207,363,938    $ 202,446,633

    The accompanying notes are an integral part of these financial statements.

                   SOUTHWEST GEORGIA FINANCIAL CORPORATION

                      CONSOLIDATED STATEMENTS OF INCOME
             for the years ended December 31, 1995, 1994 and 1993
                                                       1995              1994              1993
  Interest income:
    Interest and fees on loans                   $  12,055,893     $  10,785,212     $  10,611,862
    Interest and dividends on
      investment securities:
      Taxable                                        4,265,179         3,677,791         3,756,242
      Tax exempt                                        37,500            37,500            67,944
    Interest on other short-term
      investments                                      397,131           285,772           258,135

         Total interest income                      16,755,703        14,786,275        14,694,183

  Interest expense:
    Deposits                                         6,553,867         5,083,170         5,284,660
    Other borrowings                                   688,544           735,101           871,695

         Total interest expense                      7,242,411         5,818,271         6,156,355

         Net interest income                         9,513,292         8,968,004         8,537,828

  Provision for loan losses                            260,000           120,000           330,000

         Net interest income after
           provision for loan losses                 9,253,292         8,848,004         8,207,828

  Other income:
    Service fees                                       820,989           770,749           737,149
    Other                                              762,590           312,585         1,050,535
         Total other income                          1,583,579         1,083,334         1,787,684

  Other expense:
    Salaries and employee benefits                   3,470,069         3,199,114         3,022,396
    Net occupancy expense                              611,626           543,999           570,713
    Other operating expenses                         2,251,072         2,019,630         2,400,628

         Total other expenses                        6,332,767         5,762,743         5,993,737

         Income before income taxes                  4,504,104         4,168,595         4,001,775

  Provision for income taxes                         1,555,200         1,499,800         1,463,000

         Net income                               $  2,948,904      $  2,668,795      $  2,538,775

  Earnings per share of common stock:

          Net income                            $         2.32    $         2.11    $         2.11

          Weighted average shares outstanding        1,272,811         1,266,434         1,205,749

   The accompanying notes are an integral part of these financial statements.

                       SOUTHWEST GEORGIA FINANCIAL CORPORATION

              CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
               for the years ended December 31, 1995 and 1994 and 1993
                                      __________
                                                                                                       Total
                                         Common         Capital       Retained       Treasury       Stockholders'
                                          Stock         Surplus       Earnings         Stock           Equity
        Balance at December 31,
          1992                        $ 1,500,000    $ 1,500,000    $ 12,979,132    $(3,960,000)    $ 12,019,132

        Net income                             -              -        2,538,775             -         2,538,775

        Sale of treasury
          stock                                -         395,515              -       1,372,448        1,767,963

        Cash dividend $.51
          per share                            -              -      (   643,146)            -       (   643,146)

        Balance at December 31,
          1993                          1,500,000      1,895,515      14,874,761     (2,587,552)      15,682,724

        Net income                             -              -        2,668,795             -         2,668,795

        Sale of treasury
          stock                                -          17,701              -          47,960           65,661

        Cash dividend $.56
          per share                            -              -      (   710,156)            -      (    710,156)

        Balance at December 31,
          1994                          1,500,000      1,913,216      16,833,400     (2,539,592)      17,707,024

        Net income                             -              -        2,948,904             -         2,948,904

        Sale of treasury
          stock                                -          47,851              -          91,223          139,074

        Cash dividend $.62
          per share                            -              -      (   790,078)            -      (    790,078)

        Balance at December 31,
          1995                        $ 1,500,000    $ 1,961,067    $ 18,992,226    $(2,448,369)    $ 20,004,924

      The accompanying notes are an integral part of these financial statements.

                       SOUTHWEST GEORGIA FINANCIAL CORPORATION

                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                for the years ended December 31, 1995, 1994, and 1993
                                                               1995            1994             1993
        Cash flows from operating activities:
          Net income                                      $  2,948,904     $ 2,668,795     $  2,538,775
          Adjustments to reconcile net income to
          net cash provided by operating activities:
            Provision for loan losses                          260,000         120,000          330,000
            Depreciation                                       353,385         328,836          342,040
            Amortization of intangible assets                      396          17,821           17,821
            Net amortization and accretion of investment
              securities                                        96,311         494,044          518,223
            Net realized loss (gain) on sale of
              investment securities                            132,908         384,247      (     1,000)
            Net gain on sale and disposal of assets        (    15,110)    (       956)     (     6,487)
            Changes in:
              Other assets                                 ( 1,851,481)    ( 1,932,775)     (    67,809)
              Other liabilities                                452,880     (   255,516)         244,735

               Net cash provided by operating activities     2,378,193       1,824,496        3,916,298

        Investing activities:
          Proceeds from sales/maturing of investment
            securities                                      34,312,969      18,196,796       18,500,000
          Purchase of investment securities                (42,277,016)    (25,831,860)     (22,694,012)
          Net decrease in other short-term investments       2,610,000       5,470,000          585,000
          Net (increase) decrease in loans
            not held for sale                                1,553,951     ( 8,021,687)     (   826,476)
          Purchase of premises and equipment               ( 1,072,772)(       466,206)     (   632,005)
          Proceeds from sales of other assets                1,163,769         107,424          267,575
          Net (increase) decrease in interest bearing
            deposits with banks                            ( 1,222,601)    ( 3,039,510)           7,597

               Net cash used for investing activities      ( 4,931,700)    (13,585,043)     ( 4,792,321)

        Financing activities:
          Net increase in deposits                           3,594,525      15,092,707        3,494,491
          Net decrease in short-term borrowings            ( 1,428,000)    ( 2,257,645)     ( 1,694,000)
          Repayment of long-term borrowings                         -               -       (   477,200)
          Cash dividends paid                              (   790,078)    (   710,156)     (   643,146)
          Proceeds from sale of treasury stock                 139,074          65,661        1,767,963

               Net cash provided by financing activities     1,515,521      12,190,567        2,448,108

        Increase (decrease) in cash and due from bank      ( 1,037,986)        430,020        1,572,085

        Cash and due from banks - beginning of year          8,683,397       8,253,377        6,681,292

        Cash and due from banks - end of year             $  7,645,411    $  8,683,397     $  8,253,377

        Cash paid during the year for:
          Income taxes                                    $  1,577,750    $  1,497,574     $  1,452,000
          Interest paid                                   $  7,101,621    $  5,759,497     $  6,228,409

      The accompanying notes are an integral part of these financial statements.

              SOUTHWEST GEORGIA FINANCIAL CORPORATION

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  1.  Summary of Significant Accounting Policies

      The accounting and reporting policies of Southwest Georgia Financial Corporation and Subsidiary (The Corporation) conform to generally accepted accounting principles and to general practices within the banking industry. The following is a description of the more significant of those policies.

      Principles of Consolidation

      The consolidated financial statements include the accounts of Southwest Georgia Financial Corporation and its wholly owned Subsidiary, Southwest Georgia Bank (formerly known as Moultrie National Bank). All significant intercompany accounts and transactions have been eliminated in the consolidation.

      Investment Securities

      Investments in securities are accounted for as securities to be held to maturity. The Corporation has the positive intent and ability to hold these securities to maturity. Investments are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method over the period to maturity. Gains or losses on the sale of investment securities are recognized upon disposition of the related security.

      Premises and Equipment

      Premises and equipment are carried at cost, less accumulated depreciation, computed on straight-line or accelerated rates over the estimated useful lives of the assets.

      Allowance For Possible Loan Losses

      The determination of the balance of the allowance for possible loan losses is based on management's evaluation of the loan portfolio under current economic conditions. The evaluation includes a study of loss experience, adequacy of collateral, a review of delinquencies and an estimate of the possibility of loss based upon the risk characteristics of the portfolio. Recognized losses are charged to the reserve and subsequent recoveries are credited to the reserve.

      Earnings Per Share

      Earnings per share are based on the weighted average number of common shares outstanding during the year.

             SOUTHWEST GEORGIA FINANCIAL CORPORATION

                             __________

  1.  Summary of Significant Accounting Policies, Continued

      Retirement Plans

      The Corporation and its subsidiary have pension plans covering substantially all employees. The Corporation makes annual contributions to the plans in amounts not exceeding the regulatory requirements.

      Income Taxes

      Provisions for income taxes are based on taxes payable or refundable for the current year (after exclusion of non-taxable income such as interest on state and municipal securities) and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, "Accounting for Income Taxes". As changes in tax laws or rates are enacted, deferred tax liabilities are adjusted through the provision for income taxes.

      Statement of Cash Flows

      For purposes of the Statement of Cash Flows, the Corporation considers cash and due from banks to include cash on hand and amounts due from banks, including interest bearing and non-interest bearing deposits in other banks.

      Loans and Interest Income

      Loans are generally reported at principal amounts outstanding less unearned income and the allowance for loan losses. Interest income on consumer loans, made on a discount basis, is recognized in a manner that results in a level-yield on the principal amounts outstanding.

      The policy of the Corporation is to discontinue the accrual of interest on loans when payment of principal or interest is ninety days or more in arrears and the loans are otherwise considered collectible. Interest income on non-accrual loans is recognized only to the extent payments are received.

             SOUTHWEST GEORGIA FINANCIAL CORPORATION

                             __________

  2.  Investment Securities

      The carrying amounts of securities to be held to maturity as shown in the consolidated balance sheets and their approximate market values at December 31 were as follows:

                                Carrying       Unrealized      Unrealized      Market
                                 Amount          Gains           Losses         Value
      December 31, 1995:

      U. S. Treasury and
        U. S. Government
        Agency Securities     $ 69,519,544    $ 1,663,663    $     4,894    $ 71,178,313
      State and municipal
        securities                 500,000         24,478             -          524,478
      Other securities           1,307,843             -              -        1,307,843

         Total                $ 71,327,387    $ 1,688,141    $     4,894    $ 73,010,634


                                Carrying       Unrealized      Unrealized      Market
                                 Amount          Gains           Losses         Value

      December 31, 1994:

      U. S. Treasury and
        U. S. Government
        Agency Securities     $ 61,845,716    $    19,664    $ 2,080,412    $ 59,784,968
      State and municipal
        securities                 500,000         20,594             -          520,594
      Other securities           1,246,843             -              -        1,246,843

         Total                $ 63,592,559    $    40,258    $ 2,080,412    $ 61,552,405

             SOUTHWEST GEORGIA FINANCIAL CORPORATION

                             __________

  2.  Investment Securities, Continued

      At December 31, 1995 and 1994, securities with a par value of $25,412,000 and $23,000,000, respectively were pledged as collateral for public deposits and other purposes as required by law.

      There were no investments in obligations of state and municipal subdivisions which exceeded 10 percent of the Corporation's stockholders' equity at December 31, 1995.

      The carrying amount and estimated market value of debt securities at December 31, 1995, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                         Carrying Amount     Market Value
      Due in one year or less              $ 10,992,062      $ 11,098,080

      Due from one to five years             60,335,325        61,912,554

      Due from five to ten years                     -                 -

             Total                         $ 71,327,387      $ 73,010,634

      Proceeds from sale of debt securities investments in 1995, 1994 and 1993 were $21,062,969, $6,196,796 and $501,000, respectively. A loss of $132,908 and $384,247 was realized on the sale in 1995 and 1994. A gain of $1,000 was realized on the sale in 1993.

              SOUTHWEST GEORGIA FINANCIAL CORPORATION

                             __________

  3.  Loans

      The composition of the Corporation's loan portfolio at December 31, 1995 and 1994 was as follows:

                                                             1995              1994
      Commercial, financial and agricultural loans     $  17,706,016     $  14,827,384

      Real estate mortgage loans                          87,318,792        92,301,201

      Other loans                                             44,698            59,970

      Consumer loans                                      11,700,379        11,343,136

             Loans outstanding                           116,769,885       118,531,691
      Unearned discount                                 (    177,172)     (    236,236)

             Total loans                                 116,592,713       118,295,455
      Allowance for loan losses                         (  2,139,532)     (  2,028,323)

             Net loans                                 $ 114,453,181     $ 116,267,132

      The Corporation's only significant concentration of credit at December 31, 1995, occurs in real estate loans which totaled approximately $87 million. However, this amount is not concentrated in any specific market or geographic area.

      In the normal course of business, the Corporation's banking subsidiary has made loans at prevailing interest rates and terms to directors and executive officers of the Corporation and its subsidiary, and to their affiliates. The aggregate indebtedness to the Bank of these related parties approximated $1,046,893 and $2,316,312, at December 31, 1995 and 1994, respectively. During 1995, approximately $254,378 of such loans were made and repayments totaled approximately $1,573,282. None of these loans were restructured, nor were any related party loans charged-off during 1995.

              SOUTHWEST GEORGIA FINANCIAL CORPORATION

                             __________

  3.  Loans, Continued

      Allowance for Loan Losses

      The allowance for loan losses is analyzed as follows:

                                                            1995            1994
      Balance, January 1                                $ 2,028,323     $ 1,825,096
      Reserve for loan losses of acquired affiliate              -          161,756
      Provision charged to operations                       260,000         120,000
      Loans charged off                                  (  213,527)     (  120,841)
      Recoveries                                             64,736          42,312

      Balance, December 31                              $ 2,139,53 2    $ 2,028,323

      Loans placed on non-accrual status amounted to $304,164 at December 31, 1995. Past due loans over ninety days amounted to $246,025.


  4.  Bank Premises and Equipment

      The amounts reported as bank premises and equipment are as follows:

                                                            1995            1994
      Land                                              $   456,034     $   444,800
      Building                                            3,170,738       2,487,347
      Furniture and equipment                             2,807,022       2,470,633
                                                          6,433,794       5,402,780
      Less accumulated depreciation                      (3,162,187)      2,836,221

             Total                                      $ 3,271,607     $ 2,566,559

      Depreciation of premises and equipment was $353,385, $328,836 and $342,040 in 1995, 1994 and 1993,
      respectively.

              SOUTHWEST GEORGIA FINANCIAL CORPORATION

                             __________

  5.  Short-Term Borrowings

      Federal funds purchased generally mature within one to four days. Securities sold under repurchase agreements mature within one year or less. Other borrowed funds consist of a Federal Home Loan Bank advance with interest at 6.21% due May 1996.

      The Federal Reserve Board requires that banks maintain reserves based on their average deposits in the form of vault cash and average deposit balances at the Federal Reserve Banks. For the year ended December 31, 1995, the Corporation's subsidiary banks' reserve requirements averaged approximately $1,292,000.


  6.  Long-Term Debt

      Long-term debt of $8,000,000 at December 31, 1995 consisted of borrowings from the Federal Home Loan Bank. The money was borrowed to provide funding to support residential mortgage lending. The funds were financed for eight years at a fixed rate of 6.02 percent and are collateralized by the Corporation's investment securities. The borrowings can be repaid any time subject to an interest penalty, if the future borrowing rates are lower than the acquired borrowing rate.

      No required annual principal payments on long-term debt are due for the four years subsequent to December 31, 1995. The Federal Home Loan Bank borrowing is due
      December 15, 2002.

  7.  Pension Plan

      The Bank has a noncontributory defined benefit pension plan which covers all employees who have attained the age of 21 years and completed one year of continuous service. The Bank is providing for the cost of this plan as benefits are accrued based upon actuarial determinations employing the aggregate funding method as of December 31, 1992.

              SOUTHWEST GEORGIA FINANCIAL CORPORATION

                             __________

  7.  Pension Plan, Continued

      The table of actuarially computed benefit obligations and net assets of the Plan at December 31, 1995, 1994 and 1993 is presented below.

                                                     1995            1994            1993
      Actuarial present value of
        benefit obligations:
        Accumulated benefit obligation,
          including vested benefits
          of $2,500,874, $2,131,042,
          and $2,148,206 for 1995,
          1994 and 1993, respectively            $ 2,649,241     $ 2,241,779     $ 2,227,385

      Projected benefit obligation for
       service rendered to date                  $(3,283,093)    $(2,830,948)    $(2,860,068)
      Plan assets at fair value, primarily
        bond and mutual funds                      3,491,715       3,036,750       2,888,445
             Plan assets in excess of
               (less than) projected
               benefit obligation                    208,622         205,802          28,377

      Accrued pension cost                       $   208,622     $   205,802$         28,377

      Net pension cost of 1995, 1994 and 1993
        included the following components:
        Service cost - benefits earned during
          the period                             $   182,915     $   172,162$        156,918
        Interest cost on projected benefit
          obligations                                219,400         221,665         203,983
        Actual return on plan assets              (  339,549)     (   43,367)     (  157,418)
        Net amortization and deferral                     -               -       (   39,483)

             Net periodic pension
               cost (credit)                     $   62,766      $   350,460     $   164,000

      Assumptions used to determine net periodic pension costs as of December 31, 1995, 1994, and 1993 respectively were:

                   SOUTHWEST GEORGIA FINANCIAL CORPORATION

                                __________


  7.  Pension Plan, Continued

                                                   1995        1994       1993
      Discount rates                               7.75%       7.75%      7.75%
      Rates of increase in compensation levels     6.00%       6.00%      6.00%
      Expected long-term rate of return
        on plan assets                             7.75%       7.75%      7.75%

      At December 31, 1995, the plan assets included cash and cash equivalents, U. S. Treasury Bonds and Notes and investment in other government agencies.


  8.  Employee Stock Ownership Plan

      The Corporation has a nondiscriminatory Employee Stock Ownership Plan and Trust to be administered by an independent trustee. The plan was established to purchase and hold Southwest Georgia Financial Corporation stock for all eligible employees. Contributions to the plan are made solely by the Corporation and are at the discretion of the Board of Directors. The contributions were $348,595 in 1995, $324,826 in 1994, and $314,951 in 1993.


  9.  Directors Deferred Compensation Plan

      The Corporation has a voluntary deferred compensation plan for the Board of Directors administered by an insurance company. The plan stipulates that if a director participates in the Plan for four years, the Bank will pay the director future monthly income for ten years beginning at normal retirement age, and that the Bank will make specified monthly payments to the director's beneficiaries in the event of his or her death prior to the completion of such payments. The plan is funded by actual life insurance policies with the Bank as the named beneficiary.

              SOUTHWEST GEORGIA FINANCIAL CORPORATION

                             __________

  10. Directors and Executive Officers Stock Purchase Plan

      The Corporation has adopted a stock purchase plan for the executive officers and directors of Southwest Georgia Financial Corporation. The stock offering is exempt under the Securities Act of 1933 Regulation D and additionally exempt under Georgia law.

      Under the plan, participants may elect to contribute up to $300 monthly of salary or directors fees and receive company common stock with an aggregate value of 1.5 times their contribution. The expense incurred during 1995, 1994 and 1993 on the part of the corporation totaled $24,900, $21,725 and $22,200 respectively.


  11. Income Taxes

      Components of income tax expense for 1995, 1994 and 1993 are as follows:

                                                1995           1994            1993
      Current payable                       $ 1,484,200    $ 1,511,200     $ 1,471,600
      Deferred tax payable (receivable)          71,000     (   11,400)     (    8,600)

           Total income taxes               $ 1,555,200    $ 1,499,800     $ 1,463,000

      The reasons for the difference between the federal income taxes in the consolidated statements of income and the amount computed by applying the statutory federal income tax rate to income taxes are as follows:

                                                1995           1994            1993
      Taxes at statutory income
        tax rate                            $ 1,801,642    $ 1,667,438     $ 1,600,710

      Reductions in taxes resulting
        from the exempt income               (   20,719)    (   22,827)     (   35,901)

      Other timing differences               (  225,723)    (  144,811)     (  101,809)

             Total income taxes             $ 1,555,200    $ 1,499,800     $ 1,463,000

                   SOUTHWEST GEORGIA FINANCIAL CORPORATION

                                  __________
11. Income Taxes, Continued

      The sources of timing differences for tax reporting purposes and the related deferred taxes recognized in 1995, 1994 and 1993 are summarized as follows:

                                        1995           1994          1993
      Accretion of discount (net
        of maturities)               $ 90,000       $ 12,600      $ 19,200
      Gain on disposition of
        discounted bonds              (19,000)       (24,000)      (27,800)

             Total deferred taxes    $ 71,000       $(11,400)     $( 8,600)

  12. Related Party Transactions

      The Employee Stock Ownership Plan and Trust of Southwest Georgia Financial Corporation presently holds 232,888 shares of the Corporation's stock of which 31,083 shares have been pledged as security on a note with Bank South.

  13. Commitments, Contingent Liabilities and Financial
      Instruments With Off-Balance-Sheet Risk

      In the normal course of business, various claims and lawsuits are pending against the Corporation. Management, after reviewing with counsel all actions and proceedings, considers that the aggregate liability or loss, if any, resulting therefrom will not be material.

      The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own risk exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit in the form of loans or through letters of credit. The instruments involve to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the Consolidated Balance Sheets. The contract or notional amounts of the instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

      Commitments to extend credit are contractual obligations to lend to a customer as long as all established contractual conditions are satisfied. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee by a customer.

             SOUTHWEST GEORGIA FINANCIAL CORPORATION

                             __________

  13. Commitments, Contingent Liabilities and Financial
      Instruments With Off-Balance-Sheet Risk, Continued

      Standby letters of credit and financial guarantees are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Standby letters of credit and financial guarantees are generally terminated through the performance of a specified condition or through the lapse of time.

      The Corporation's exposure to credit loss in the event of non-performance by the other party to commitments to extend credit and standby letters of credit is represented by the contractual or notional amounts of these instruments. As these off-balance-sheet financial instruments have essentially the same credit risk involved in extending loans, the Corporation generally uses the same credit and collateral policies in making these commitments and conditional obligations as it does for on-balance-sheet instruments. For interest rate contracts, the notional amount does not represent exposure to credit loss. Instead, the amount potentially subject to credit loss is substantially less. Since many of the commitments to extend credit and standby letters of credit are expected to expire without being drawn upon, the contractual or notional amounts do not represent future cash requirements.

      The contractual or notional amounts of financial instruments having credit risk in excess of that reported in the Consolidated Balance Sheets are as follows:

                                                December 31, 1995     December 31, 1994
      Financial instruments whose contract
        amounts represent credit risk:
        Commitments to extend credit               $ 21,150,000         $ 11,573,000
        Standby letters of credit and
          financial guarantees                     $     10,000         $     35,000

14. Disclosures About Fair Value of Financial Instruments

      The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

      Cash and Short-Term Investments

      For those short-term investments, the carrying amount is a reasonable estimate of fair value.

             SOUTHWEST GEORGIA FINANCIAL CORPORATION

  14. Disclosures About Fair Value of Financial Instruments, Continued

      Investment Securities

      For U. S. Government and U. S. Government Agency securities, fair values are based on market prices or dealer quotes. For other investment securities, fair value equals quoted market price if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities as the basis for a pricing matrix.

      Loans

      For all homogenous categories of loans, the fair value is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

      Deposits

      The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at December 31, 1995. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

      Short-Term Borrowings and Securities Sold Under Repurchase Agreements

      For those short-term borrowings, the carrying amount is a reasonable estimate of fair value. The fair value of securities sold under repurchase agreements is estimated by discounting the future cash flow using the rates currently offered for securities sold under repurchase agreements of similar remaining maturities.

      Long-Term Debt

      Rates currently available to the Bank for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

      Commitments to Extend Credit and Standby Letters of Credit

      The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, and the present credit worthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed

              SOUTHWEST GEORGIA FINANCIAL CORPORATION

                             __________

  14. Disclosures About Fair Value of Financial Instruments, Continued

      Commitments to Extend Credit and Standby Letters of
  Credit, Continued

      rates. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties.

      The estimated fair values of the Bank's financial instruments are as follows:

                                                December 31, 1995         December 31, 1994
                                               Carrying      Fair        Carrying      Fair
                                                Amount       Value        Amount       Value
                                              (Thousands Of Dollars)    (Thousands Of Dollars)
            Financial assets:
              Cash                           $   7,645    $   7,645     $   8,683    $   8,683
              Investment securities             71,327       73,011        63,593       61,552
              Short-term investments             4,502        4,502         5,889        5,889
              Loans                            116,593      115,078       118,295      115,209
              Less:  allowance
                for loan losses                  2,140        2,140         2,028        2,028
            Financial liabilities:
              Deposits                         173,810      173,351       170,215      170,042
              Securities sold under
                agreements to repurchase         1,810        1,817         3,238        3,238
                Short-term borrowings            1,500        1,502         1,500        1,485
              Long-term debt                     8,000        8,039         8,000        6,969
            Unrecognized financial
              instruments:
              Commitments to extend
                credit                          21,150       21,150        11,573       11,573
              Standby letters of credit             10           10            35           35

        15. Supplemental Financial Data

            Components of other operating expense in excess of 1 percent of gross revenue for the respective periods are as follows:

                                                         Years Ended December 31

                                                    1995           1994           1993
            Data processing                      $ 312,644      $ 277,706      $ 270,730
            FDIC assessment fees                 $ 236,789      $ 348,468      $ 335,723
            Purchased deposit fees               $ 220,908      $ 257,700      $ 294,552
            Charitable contributions             $ 198,154      $     -        $     -

                        SOUTHWEST GEORGIA FINANCIAL CORPORATION

                                       __________

        16. Parent Only Condensed Financial Information of Southwest Georgia Financial Corporation

            Condensed balance sheets as of December 31, 1995 and 1994, and condensed statements of income and expense and condensed statements of cash flows for each of the years ended December 31, 1995 and 1994, for Southwest Georgia Financial Corporation (Parent Only) are as follows:

                                Condensed Balance Sheets
                            as of December 31, 1995 and 1994
                                 (Thousands Of Dollars)
                                      ___________
                                         ASSETS                        1995           1994
            Cash                                                    $  3,835       $  3,353
            Investment in consolidated wholly
              owned bank subsidiary, at equity                        16,584         14,720
            Other assets                                                  51             45

                   Total assets                                     $ 20,470       $ 18,118

                          LIABILITIES AND STOCKHOLDERS' EQUITY

            Other liabilities                                       $    465       $    411

            Stockholders' equity:
              Common stock, $1 par value; authorized
                5,000,000 shares; issued 1,500,000 shares              1,500          1,500
              Capital surplus                                          1,961          1,913
              Retained earnings                                       18,992         16,834
              Treasury stock, 222,579 shares for
                1995 and 230,872 shares for 1994                     ( 2,448)       ( 2,540)

                   Total stockholders' equity                         20,005         17,707

                   Total liabilities and stockholders' equity       $ 20,470       $ 18,118

                        SOUTHWEST GEORGIA FINANCIAL CORPORATION

                                     __________

        16. Parent Only Condensed Financial Information of Southwest Georgia Financial Corporation, Continued

                       Condensed Statements of Income and Expense
                  for the years ended December 31, 1995, 1994 and 1993
                                 (Thousands of Dollars)
                                       __________
                                                  1995           1994           1993
            Income:
              Dividend received from
                bank subsidiary                 $ 1,000        $ 1,000       $  1,000
              Other                                 177            150             78
                   Total income                   1,177          1,150          1,078

            Expenses:
              Interest expense                       -              -              10
              Other                                  40             77             63

                   Total expense                     40             77             73

            Income before income taxes
              and equity in undistributed
              income of bank subsidiary           1,137          1,073          1,005

            Income tax benefit - allocated
              from consolidated return          (    51)        (   26)             4

                   Income before equity
                     in undistributed
                     income of subsidiary         1,086          1,047          1,009

            Equity in undistributed income
              of subsidiary                       1,863          1,622          1,530

                   Net income                     2,949          2,669          2,539

            Retained earnings - beginning
              of year                            16,834         14,875         12,979

            Dividends                           (   791)       (   710)       (   643)

            Retained earnings - end of year    $ 18,992       $ 16,834       $ 14,875

                        SOUTHWEST GEORGIA FINANCIAL CORPORATION

                                       __________

        16. Parent Only Condensed Financial Information of Southwest Georgia Financial Corporation, Continued

                           Condensed Statements of Cash Flows
                  for the years ended December 31, 1995, 1994 and 1993
                                 (Thousands Of Dollars)
                                       __________
                                                    1995           1994           1993
            Operating activity:
              Net income                          $ 2,949        $ 2,669        $ 2,539
              Adjustments to reconcile
                net income to net cash provided
                by operating activities:
                Equity in undistributed
                  earnings of subsidiary           (1,863)        (1,622)        (1,530)
                Changes in:
                  Other assets                     (    6)            16             42
                  Other liabilities                    54            411         (   14)

                   Net cash provided by
                     operating activities           1,134          1,474          1,037

            Dividends paid to stockholders         (  791)        (  710)        (  643)
            Repayment of long-term borrowings          -              -          (  477)
            Sale of treasury stock                    139             65          1,768

                   Net cash provided (used)
                     for financing activities      (  652)        (  645)           648

                   Increase in cash                   482            829          1,685

            Cash - beginning of year                3,353          2,524            839

            Cash - end of year                    $ 3,835        $ 3,353        $ 2,524

            Supplemental information:

              Interest paid                       $    -         $    -         $    24

      The amount of dividends paid to the parent company from the subsidiary bank is limited by various banking regulatory agencies. The amount of dividends available from the subsidiary bank for payment in 1996, without prior approval from the banking regulatory agencies is approximately $2,766,000.

              SOUTHWEST GEORGIA FINANCIAL CORPORATION

                             __________

  16. Parent Only Condensed Financial Information of Southwest
      Georgia Financial Corporation, Continued

      Banking regulatory agencies have approved guidelines to implement a risk-based capital framework that makes capital requirements more sensitive to the risk profiles of individual banking companies. These guidelines define capital as either Core (Tier One) capital or Supplementary (Tier Two) capital. Tier One capital consists primarily of tangible common stockholders' equity while Tier Two capital is comprised of certain debt instruments and a portion of the reserve for loan losses. Risk-based capital regulations required banks to maintain an 8 percent total risk-based capital ratio of which 4 percent must consist primarily of tangible common stockholders' equity (Tier One capital). The Company's ratios under these rules at December 31, 1995 are 18.19 percent total risk-based capital and 16.93 percent Tier One risk-based
      capital.   The Company's leverage ratio at December 31,
      1995 was 9.41 percent.

      As a result of regulatory limitations at December 31, 1995, approximately $13,818,000 of the parent company's investment in net assets of the subsidiary bank of $16,584,000, as shown in the accompanying condensed balance sheets, was restricted from transfer by the subsidiary bank to the parent company in the form of cash dividends.


  17. Business Combination

      Effective December 2, 1994, the Company completed the acquisition of certain assets and the assumption of deposits of Baker County Bank in Newton, Georgia. The Company acquired approximately $15.2 million of assets which included cash and due from bank balances, investment securities, certain loans and accrued interest receivables, and premises and equipment. Also, the Company assumed approximately $15.2 million of deposits and other liabilities. The acquisition was accounted for as a purchase.









                                 80